SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)

MINORPLANET SYSTEMS USA, INC.

(FORMERLY @TRACK COMMUNICATIONS, INC.)

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04648Y 20 4

(CUSIP Number)

Robert Kelly

Minorplanet Systems plc

Greenwich House

223 North Street, Leeds LS7 2AA

United Kingdom

011 44 113 251 1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Brian S. North, Esquire

Buchanan Ingersoll Professional Corporation

1835 Market Street, 14th Floor

Philadelphia, PA 19103

(215) 665-8700

October 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 04648Y 20 4

(1)	Name of Reporting Person and I.R.S. Identification No. of Above Person (Entities Only) Minorplanet Systems plc

(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds WC, OO(1)

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,621,483 Shares(2) 8. Shared Voting Power -0- Shares 9. Sole Dispositive Power 9,621,483 Shares(2) 10. Shared Dispositive Power -0- Shares

(11)	9,621,483(2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row (11) 19.9%

(14)	Type of Reporting Person (See Instructions) CO

(1)	In June of 2001, Minorplanet Systems plc (formerly known as Minorplanet Systems Plc) (“Minorplanet”) used working capital to acquire 2,000,000 shares of the Common Stock of Minorplanet Systems USA, Inc. (the “Issuer”). In addition, Minorplanet sold all of its share capital in Minorplanet Limited, a wholly owned subsidiary, in consideration for an additional 28,000,000 shares of Common Stock of the Issuer. The purchases were originally reported in a Schedule 13D filed June 21, 2001, as amended by Amendment No. 1 on July 9, 2003, and Amendment No. 2 on August 29, 2003. On October 6, 2003, 20,378,517 shares of Common Stock were subsequently sold and transferred by Minorplanet as described below.

(2)	On August 15, 2003, Minorplanet entered into a binding letter agreement (the “Letter Agreement”) with the Issuer (see Exhibit 5 hereto). As a condition to the closing under the Letter Agreement, Minorplanet sold 20,378,517 shares (the “Shares”) of the Issuer’s Common Stock to The Erin Mills Investment Corporation, a Canadian corporation (“Erin Mills”), pursuant to the terms of that certain Stock Purchase and Sale Agreement (the “Purchase Agreement”), dated August 15, 2003 (see Exhibit 4 hereto). Following consummation of the transactions and the closing under the Purchase Agreement, which occurred on October 6, 2003, Minorplanet owned 9,621,483 shares of Common Stock, or 19.9% of the Issuer’s issued and outstanding Common Stock (as of July 14, 2003, the date given in the Issuer’s latest Form 10-Q for issued and outstanding shares of Common Stock).

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this Amendment No. 3 (this “Amendment”) to the Schedule 13D filed by Minorplanet on July 18, 2001, as amended by Amendment No. 1 filed by Minorplanet on July 9, 2003, and Amendment No. 2 filed by Minorplanet on August 29, 2003 with the Securities and Exchange Commission relating to the Common Stock of the Issuer. In this Amendment, the undersigned amends and restates the entire text of Item 2, 4, 5 and 6.

Item 2. Identity and Background.

This Amendment to Schedule 13D is being filed by Minorplanet. Minorplanet produces and sells systems that track vehicles and generate management information reports by using global positioning satellite technology and its own proprietary software to help fleet managers manage their vehicle fleets more efficiently. The principal offices of Minorplanet are located at Greenwich House, 223 North Street, Leeds LS4 2LE, United Kingdom.

Schedule A hereto sets forth the name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Minorplanet. The information set forth in Schedule A hereto is incorporated herein by reference.

During the past five years, neither Minorplanet nor, to its knowledge, any of the persons listed on Schedule A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Stock Purchase and Exchange Agreement

Upon consummation of the Stock Purchase and Exchange Agreement dated as of February 14, 2001 (the “Stock Purchase and Exchange Agreement”) by and among the Issuer, Minorplanet, and Mackay Shields LLC, Minorplanet became the majority stockholder and obtained control of the Issuer. Upon the consummation of the Letter Agreement on October 6, 2003, Minorplanet was no longer the majority shareholder of the Issuer.

Prior to October 6, 2003, in accordance with the Stock Purchase and Exchange Agreement, Minorplanet had the right to appoint two (2) directors to the Issuer’s board of directors. Notwithstanding this provision in the Agreement, as a holder of more than 50% of the Issuer’s shares, Minorplanet was able to control the election of all the directors if it desired to do so in the future. Minorplanet also had the contractual right under the Stock Purchase and Exchange Agreement to gain such number of seats on the board of directors commensurate with its percentage ownership of the Issuer’s stock.

Concurrent with the closing under the Stock Purchase and Exchange Agreement, Minorplanet had designated and the Issuer’s board of directors appointed two directors to the Issuer’s board of directors in accordance with the Issuer’s bylaws. However, effective June 24, 2003, the two directors of the Issuer then designated by Minorplanet resigned from the Issuer’s board. After that date, Minorplanet did not exercise its right to designate replacements for the two resigning directors, but, subject to the Letter Agreement described below (see “Letter Agreement”), retained, until the closing of the Letter Agreement the right to do so in the future.

In addition, under the terms of the Stock Purchase and Exchange Agreement, so long as Minorplanet owned at least 5% of the outstanding Common Stock of the Issuer, both directors appointed to the Issuer’s board of directors by Minorplanet must have approved the following actions by the Issuer: (i) any capital expenditure by the Issuer that is not contemplated in any current annual budget which exceeds $200,000; (ii) the hiring and firing of an Issuer officer or senior executive reporting to the chief executive officer who has an annual salary of $130,000 or more, or entering into employment agreements with these individuals or amendments to existing agreements; (iii) the direct or indirect redemption, purchase or making of any payments with respect to stock appreciation rights and similar types of stock plans; (iv) the sale, lease or transfer of any assets of the Issuer representing 5% or more of the Issuer’s consolidated assets, or the merger, consolidation, recapitalization, reclassification or other changes to the capital stock of the Issuer; (v) except as required under law, the taking or instituting of bankruptcy or similar proceedings; (vi) the issuance, purchase, acquisition or redemption of any capital stock or any notes or debt convertible into equity; (vii) the acquisition of another entity; (viii) the entering into any agreement or contract which commits the Issuer to pay more than $200,000; (ix) the amendment of the Issuer’s certificate of incorporation or bylaws that would adversely affect holders of the Issuer’s Common Stock or Minorplanet’s rights under the Stock Purchase and Exchange Agreement; (x) the exiting of, or entering into a different line of business; (xi) the incurrence of any indebtedness or liability or the making of any loan except in the ordinary course of business; (xii) the placing of any lien on the Issuer’s assets or properties; or (xiii) the adoption or implementation of any anti-takeover provision that would adversely affect Minorplanet.

The preceding discussion of the transactions and the Stock Purchase and Exchange Agreement is qualified in its entirety by the full text of the Agreement that is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Minorplanet’s rights described herein relating to the Stock Purchase and Exchange Agreement were terminated at the closing of the Letter Agreement.

Letter Agreement

On August 15, 2003, Minorplanet entered into a binding Letter Agreement with the Issuer (see Exhibit 5 hereto) which related to: (i) an amendment to the Exclusive License and Distribution Agreement dated June 13, 2001 entered into between Mislex (302) Limited, as licensee, now known as Minorplanet Systems USA Limited, a United Kingdom private limited company which is the wholly-owned subsidiary of Caren (292) Limited, a United Kingdom private limited company which is the wholly-owned subsidiary of the Issuer (“UK Sub 1”), and UK Sub 1, as licensor, which assigned its rights as licensor to Minorplanet Limited (the

“Licensor”), a United Kingdom private limited company which is a subsidiary of Minorplanet (the “License Agreement”); (ii) the waiver of certain rights held by Minorplanet under (A) the Stock Purchase and Exchange Agreement, (B) an Addendum to the License Agreement dated September 26, 2002 (the “Addendum”) and (C) the Second Amended and Restated Bylaws (the “Bylaws”) of the Issuer (see Exhibit 6 hereto); (iv) an Anti-Dilution Agreement entered into by the Issuer and Minorplanet at the Closing under the Letter Agreement (see Exhibit 7 hereto) and (iv) certain other transactions described therein (collectively, the “Transactions”).

These agreements and Transactions became effective at the closing under the Letter Agreement, which occurred on October 6, 2003 (the “Closing”). As a condition to the Closing, Minorplanet sold 20,378,517 shares (the “Shares”) of the Issuer’s Common Stock to The Erin Mills Investment Corporation, a Canadian corporation (“Erin Mills”), pursuant to the terms of that certain Stock Purchase and Sale Agreement (the “Purchase Agreement”), dated August 15, 2003 (see Exhibit 4 hereto). The Closing under the Letter Agreement and the sale of the Shares by Minorplanet to Erin Mills was subject to certain closing conditions, including the receipt by Minorplanet of its shareholders approval for the Purchase Agreement and the transactions contemplated thereby, in accordance with the United Kingdom Listing Authority rules.

After consummation of the Transactions and the Closing under the Purchase Agreement, Minorplanet owns 9,621,483 shares of Common Stock, or 19.9% of the Issuer’s issued and outstanding Common Stock (as of July 14, 2003, the date given in the Issuer’s latest Form 10-Q for issued and outstanding shares of Common Stock). Minorplanet received $1.00 from Erin Mills for the sale of the Shares, and received licensing and other rights from the Issuer as part of the Transactions. Minorplanet also received rights under the Anti-Dilution Agreement, which provides that, in the event the Issuer issues or proposes to issue additional shares of Common Stock, or any security exercisable, convertible or exchangeable for Common Stock, then Minorplanet would have the right to purchase, at the same price per share, that number of shares which would be necessary to maintain Minorplanet’s ownership percentage at 19.9% on a fully diluted basis (as defined in the Anti-Dilution Agreement).

Upon the consummation of the Transactions and the Closing under the Purchase Agreement, Minorplanet also waived certain rights pursuant to an Irrevocable Waiver and Consent (the “Waiver”). Minorplanet relinquished certain rights with respect to (i) provisions of the Stock Purchase and Exchange Agreement, (ii) the Addendum, and (iii) the Bylaws. In accordance with the terms of the Waiver, at Closing Minorplanet irrevocably and forever waived its right, previously granted under the Stock Purchase and Exchange Agreement and Bylaws, to appoint directors to the Issuer’s board of directors. Minorplanet also waived the anti-dilution protection given to it in the Stock Purchase and Exchange Agreement, which was replaced by the anti-dilution protection given to Minorplanet under the Anti-Dilution Agreement. Minorplanet also surrendered its right to receive periodic financial statements from the Issuer, and its ability to freely exchange Issuer stock certificates at the Issuer’s expense. Finally, Minorplanet waived its agreement with the Issuer to consult with each other in connection with any discussions that may occur between the Issuer and Nasdaq with respect to continued listing or quotation of the Issuer’s securities on Nasdaq.

Additionally, in accordance with Section 4(p) of the Letter Agreement, at Closing Erin Mills executed and delivered to the Issuer a stock option repurchase agreement, in which the Issuer received an option to purchase 19,378,517 shares of Common Stock of the Issuer acquired by Erin Mills pursuant to the Purchase Agreement.

The preceding discussion of the Transactions and the Letter Agreement, Purchase Agreement, Waiver, and Anti-Dilution Agreement is qualified in its entirety by the full text of the Letter Agreement, Purchase Agreement, Waiver and Anti-Dilution Agreement that are incorporated herein by reference from Amendment No. 2.

Other than as described above, Minorplanet does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As a result of the Closing of the Transactions and the Purchase Agreement discussed above, Minorplanet is the beneficial owner of 9,621,483 shares of the Common Stock. Such shares represent approximately 19.9% of the outstanding shares of the Common Stock (as of July 14, 2003, the date of the Issuer’s latest Form 10-Q for issued and outstanding shares of Common Stock). Minorplanet has sole voting and investment power with respect to the entire 9,621,483 shares of Common Stock.

Except as described herein, neither Minorplanet nor, to the best of Minorplanet’s knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any shares of the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described above, Minorplanet and none of the persons named on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Stock Purchase and Exchange Agreement, dated as of February 14, 2001, by and among Minorplanet Systems PLC, @Track Communications, Inc., and Mackay Shields LLC. (1)

Exhibit 2:	Registration Rights Agreement, dated as of June 21, 2001, by an between @Track Communications, Inc., Minorplanet Systems PLC, and the Other Holders Party thereto. (1)

Exhibit 3:	Minorplanet Systems PLC Shareholding in Minorplanet Systems USA Inc. (2)

Exhibit 4:	Stock Purchase and Sale Agreement, dated as of August 15, 2003, by and among Minorplanet Systems PLC and The Erin Mills Investment Corporation. (3)

Exhibit 5:	Binding Letter Agreement, dated as of August 15, 2003, by and between Minorplanet Systems USA, Inc., Minorplanet Systems PLC, and Minorplanet Limited. (3)

Exhibit 6:	Irrevocable Waiver and Consent to Amendment of Bylaws, dated as of October 6, 2003, by Minorplanet Systems PLC.

Exhibit 7:	Anti-Dilution Agreement, dated as of October 6, 2003, by and among Minorplanet Systems USA, Inc. and Minorplanet Systems PLC.

(1)	Filed as an exhibit to the initial Schedule 13D filed on July 18, 2001, and incorporated herein by reference.
(2)	Filed as an exhibit to Amendment No. 1 to the Schedule 13D filed on July 9, 2003, and incorporated herein by reference.
(3)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D filed on August 29, 2003, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2003

Minorplanet Systems plc

By:	/s/ Robert D. Kelly

Name: Robert D. Kelly
Title: Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Minorplanet, as well as the name, principal business and address of such employer. The principal business address of each person listed below is Greenwich House, 223 North Street, Leeds, West Yorkshire, LS7 2AA. Each person listed below is a citizen of the United Kingdom.

Name	Principal Occupation	Principal Employer

Michael David Abrahams	Executive Director	Minorplanet Systems plc

David Martin Best	Executive Director	Minorplanet Systems plc

Dr. Christopher Gerard Harrison	Executive Director	Minorplanet Systems plc

John Dennis Macey	Executive Director	Minorplanet Systems plc

Andrew Daniel Tillman	Executive Director	Minorplanet Systems plc

Robert Daniel Kelly	Executive Director	Minorplanet Systems plc

David Gordon Perry	Non Executive Director	Kelda Group Plc

Sir Martin Wakefield Jacomb	Non Executive Director	Delta Plc

Charles Edward Alexander	Non Executive Director	GE Capital Europe

James Keating	Non Executive Director	Krossbow Holdings Limited

Lucy Ann Woods	Non Executive Director	VTL (UK) Limited

EXHIBIT INDEX

Exhibit 1:	Stock Purchase and Exchange Agreement, dated as of February 14, 2001, by and among Minorplanet Systems PLC, @Track Communications, Inc., and Mackay Shields LLC. (1)

Exhibit 2:	Registration Rights Agreement, dated as of June 21, 2001, by an between @Track Communications, Inc., Minorplanet Systems PLC, and the Other Holders Party thereto. (1)

Exhibit 3:	Minorplanet Systems PLC Shareholding in Minorplanet Systems USA Inc. (2)

Exhibit 4:	Stock Purchase and Sale Agreement, dated as of August 15, 2003, by and among Minorplanet Systems PLC and The Erin Mills Investment Corporation. (3)

Exhibit 5:	Binding Letter Agreement, dated as of August 15, 2003, by and between Minorplanet Systems USA, Inc., Minorplanet Systems PLC, and Minorplanet Limited. (3)

Exhibit 6:	Form of Irrevocable Waiver and Consent to Amendment of Bylaws, dated as of October 6, 2003, by Minorplanet Systems PLC.

Exhibit 7:	Form Anti-Dilution Agreement, dated as of October 6, 2003 by and among Minorplanet Systems USA, Inc. and Minorplanet Systems PLC.

(1)	Filed as an exhibit to the initial Schedule 13D filed on July 18, 2001, and incorporated herein by reference.
(2)	Filed as an exhibit to Amendment No. 1 to the Schedule 13D filed on July 9, 2003, and incorporated herein by reference.
(3)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D filed on August 29, 2003, and incorporated herein by reference.